STATE OF DELAWARE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF STACKRACK INC.

StackRack Inc., a Delaware corporation (the "**Corporation**"), certifies that:

A. The name of the Corporation is StackRack Inc. The Corporation filed its original Certificate of Incorporation with the Secretary of State of the State of Delaware on July 10, 2023, under the name StackRack Inc.

B. The text of the Corporation's Certificate of Incorporation is amended and restated to read as set forth in **EXHIBIT A** attached hereto.

C. This Amended and Restated Certificate of Incorporation has been duly adopted by the Corporation's board of directors and by the Corporation's stockholders in accordance with the applicable provisions of the General Corporation Law of the State of Delaware, including Sections 228, 242 and 245 thereof.

IN WITNESS WHEREOF, StackRack Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by a duly authorized officer on December 4, 2023.

STACKRACK INC.,
a Delaware corporation

DocuSigned by:

By: Seth Bradley
6BD1B97938A14FA...
Seth Bradley, CLO

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:57 PM 12/05/2023
FILED 02:57 PM 12/05/2023
SR 20234138812 - File Number 7558873

EXHIBIT A

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
STACKRACK INC.

[SEE ATTACHED.]

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
STACKRACK INC.

ARTICLE I

The name of the corporation is StackRack Inc., a Delaware corporation (the "**Corporation**").

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 8 The Green, Ste. A, Dover, County of Kent, Delaware 19901. The name of its registered agent at such address is A Registered Agent, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

The aggregate number of shares which the Corporation shall have authority to issue is 12,000,000 shares of capital stock all of which shall be designated "Common Stock" and have a par value of 0.0001 per share.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

(A)   To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(B)   The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C)   Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, or (D) any action or proceeding asserting a claim governed by the internal affairs doctrine., in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:30 AM 07/10/2023
FILED 10:30 AM 07/10/2023
SR 20232951827 - File Number 7558873

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

- **First:** The name of this Corporation is **StackRack Inc.**

- **Second:** Its registered office in the State of Delaware is to be located at **8 The Green, Ste A** Street, in the City of **Dover** County of **Kent** Zip Code **19901**. The registered agent in charge thereof is **A Registered Agent, Inc.**

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

- **Fourth:** The amount of the total stock of this corporation is authorized to issue is **10,000,000** shares (number of authorized shares) with a par value of **0.0001000000** per share.

- **Fifth:** The name and mailing address of the incorporator are as follows:
  Name **Bradley Law, Ltd. attn: Seth Bradley**
  Mailing Address **253 Manzanita Dr., Oceanside, CA**
  Zip Code **92057**

- **I, The Undersigned,** for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this **29th** day of **June**, A.D. 20 **23**.

BY: _____
(Incorporator)

NAME: **Bradley Law, Ltd.**
(type or print)

Seth Bradley
Authorized Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:30 AM 07/10/2023
FILED 10:30 AM 07/10/2023
SR 20232951827 - File Number 7558873

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A
CORPORATION PURSUANT TO SECTION 265 OF
THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is
California .

2.) The jurisdiction immediately prior to filing this Certificate is California .

3.) The date the Limited Liability Company first formed is 06/23/2022 .

4.) The name of the Limited Liability Company immediately prior to filing this
Certificate is StackRack Battery Systems LLC .

5.) The name of the Corporation as set forth in the Certificate of Incorporation is
StackRack Inc. .

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf
of the converting Limited Liability Company have executed this Certificate on the
29th day of June , A.D. 2023 .

By: _____

Name: Seth Bradley
Print or Type

Title: Managing Member
Print or Type